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                                                                   Exhibit 17(d)


                               ALFA LEISURE, INC.
                                13501 5TH STREET
                             CHINO, CALIFORNIA 91710

                                August ___, 1999

Dear Shareholder:

        The Board of Directors of Alfa Leisure Acquisition Corp., a California corporation which owns in excess of 90% of the Common Stock of Alfa Leisure, Inc. (the "Company") has approved the merger of Alfa Leisure, Inc. into Alfa Leisure Acquisition Corp. (the "Merger")

        In the Merger, shareholders of the Company (other than Alfa Leisure Acquisition Corp. and shareholders who perfect dissenter's rights) will receive payment in cash in the amount of $2.75, without interest, for each share of the Company's common stock owned by them. The Merger is expected to become effective on or after September ___, 1999.

        The following information is provided to you in connection with the
Merger:

        1. Schedule 13E-3 filed with the Securities and Exchange Commission.

        2. Opinion of Marshall & Steven's Incorporated, as to the fairness from a financial point of view of the consideration to be paid to the shareholders receiving cash for their shares.

        3. Chapter 13 of the California General Corporation Law (Dissenter's Rights Statutes).

        SHAREHOLDERS WILL RECEIVE APPROPRIATE INSTRUCTIONS FOR EXCHANGING THEIR STOCK CERTIFICATES FOR CASH. PLEASE DO NOT SEND IN YOUR STOCK CERTIFICATES AT THIS TIME.

        Shareholders of the Company who comply with the procedures of Chapter 13 of the California General Corporation Law, which includes, among other things, voting against the Merger and making written demand upon the Company no later than the date on which the Merger is expected to become effective (September ___, 1999), as more fully described in the accompanying Schedule 13E-3 and dissenter's rights statutes, will be entitled, if the Merger is consummated, to certain appraisal rights with respect to their shares.

Sincerely,


Johnnie R. Crean, President